Barristers & Solicitors

4300 Bankers Hall West, 888 -3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

BY SEDAR	June 28, 2004

To the Securities Commissions in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re: Provident Energy Trust - Final Prospectus

We refer to the (final) short form prospectus dated June 28, 2004 (the "Prospectus") of Provident Energy Trust ("Provident") relating to the distribution of 12,100,000 trust units of Provident and $50,000,000 principal amount of 8% convertible unsecured subordinated debentures of Provident.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Eligibility for Investment", "Legal Matters", "Interests of Experts", and "Canadian Federal Income Tax Considerations" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

CALGARY
Yours truly,
VANCOUVER

"Stikeman Elliott LLP"	TORONTO

MONTREAL

OTTAWA

NEW YORK

LONDON

HONG KONG

SYDNEY